Exhibit 99.1

Notice of Extraordinary General Meeting to be held on 18 December 2020

_______________________________________________________________________________

VIVOPOWER INTERNATIONAL PLC

(incorporated and registered in England and Wales under number 09978410)

NOTICE OF EXTRAORDINARY GENERAL MEETING 2020

to be held at 12.00pm (London time) on 18 December 2020 at

Level 11, 110 Mary Street, Brisbane, Queensland 4000, Australia

and

Online at www.virtualshareholdermeeting.com/VVPR2020SM

_______________________________________________________________________________

Notice of the extraordinary general meeting of VivoPower International PLC to be held at 12.00 pm (London time) on 18 December 2020, at Level 11, 110 Mary Street, Brisbane, Queensland 4000, Australia and online at www.virtualshareholdermeeting.com/VVPR2020SM is set out at Part 2 of this document.

As the coronavirus (COVID-19) continues to spread, VivoPower has a heightened awareness of and appreciation for our global network of shareholders, customers and employees that may be affected. After careful consideration, VivoPower has decided to forego a physical Extraordinary General Meeting in favour of a virtual only shareholder meeting. We at VivoPower feel it is in the best interests for our shareholders’ health to adopt this approach considering the latest information and advice regarding the spread of the coronavirus.

It is important that your shares be represented and voted at the extraordinary general meeting. If you cannot attend online and you are a shareholder of record, please vote as soon as possible via the Internet, by telephone or by completing and mailing the proxy card in accordance with the instructions included therein. We would appreciate if you could vote before 9 December 2020, but in any event you must vote, or in the case of mailing the proxy card, return the card so as to arrive, not later than 5.00 pm (London time) on 16 December 2020.

You will be able to participate in the extraordinary meeting, vote your shares electronically and submit your questions during the live webcast of the meeting by visiting www.virtualshareholdermeeting.com/VVPR2020SM and entering your 16-digit control number found on the enclosed voting form. You will be able to vote, even if you have previously submitted your proxy. If you hold shares through a depositary, bank or broker, or indirectly in a savings plan, please refer to the proxy statement set out in Part 4 of this document for further information about voting your shares.

Notice of Extraordinary General Meeting to be held on 18 December 2020

Part 1

Chairman's Letter
VivoPower International Plc
(incorporated and registered in England and Wales under number 09978410)

19 November 2020

To the holders of VivoPower International Plc Shares

Notice of Extraordinary General Meeting

Dear Shareholder

I am writing to you with details of our extraordinary general meeting to be held at 12.00 pm (London time) on 18 December 2020, at Level 11, 110 Mary Street, Brisbane, Queensland 4000, Australia and online at www.virtualshareholdermeeting.com/VVPR2020SM (the "EGM"). In light of public health concerns, the 2020 EGM will be held in a virtual meeting format only, via live audio webcast. You will not be able to attend the 2020 EGM physically in person and the Brisbane address is merely used to satisfy requirements of the Company’s articles of association. The Chairman will be situated at such address for the duration of the EGM. Detailed instructions on how to use the virtual meeting platform are set out on page 11 of this document.

Resolutions

The formal notice of the EGM is set out on pages 3 to 4 of this document, which sets out the business to be considered at the meeting, together with explanatory notes to the resolutions on pages 5 to 6 of this document.

There are a number of items of business to which I would draw your attention.

Voting at the meeting

At the EGM itself, all resolutions will be put to a vote on a poll. You will be able to vote your shares electronically. Further details on voting are set out in the notes to the notice of EGM on pages 7 to 12 of this document.

Voting by proxy

If you would like to vote on the resolutions but cannot attend the EGM, you can appoint a proxy to exercise all or any of your rights to attend, vote and speak at the EGM by using one of the methods set out in the notes to the notice of EGM on pages 7 to 12 of this document. A proxy or voting form is also enclosed with this notice of the EGM to enable you to exercise your voting rights accordingly.

Recommendation

The Board considers the resolutions are in the best interests of the Company and its shareholders as a whole and are therefore likely to promote the success of the Company. The directors unanimously recommend that you vote in favour of the resolutions as they intend to do so in respect of their own beneficial holdings which amount in aggregate to 1,266,531 shares representing approximately 7.5% of the existing issued ordinary share capital of the Company (excluding treasury shares).

Yours faithfully,

Kevin Chin

Chairman of the Board of Directors of VivoPower International Plc

Notice of Extraordinary General Meeting to be held on 18 December 2020

Part 2

Notice of Extraordinary General Meeting

Notice is hereby given that the extraordinary general meeting of VivoPower International Plc (the "Company") will be held at 12.00 pm (London time) on 18 December 2020, at Level 11, 110 Mary Street, Brisbane, Queensland 4000, Australia and online at www.virtualshareholdermeeting.com/VVPR2020SM to consider and, if thought fit, to pass resolutions 1 to 4 (inclusive) as ordinary resolutions and resolution 5 as a special resolution.

The board of directors of the Company (the "Board") considers that the resolutions will promote the success of the Company and are in the best interests of the Company and its shareholders as a whole and, accordingly, the Board recommends voting "For" each of the resolutions.

Resolution 1 – Establishment of Sustainability Committee (ordinary resolution)

To consider and, if thought fit, approve the establishment and implementation of a Sustainability Committee for the purpose of implementing and overseeing the Company’s sustainability strategy.

Resolution 2 – Adoption of board charter (including Environmental, Social, and Corporate Governance) (ordinary resolution)

To approve the adoption of a new board charter (as set out at Appendix A), which will include a commitment to Environmental, Social and Corporate Governance (ESG).

Resolution 3 – Share incentive awards ratification resolution (ordinary resolution)

To consider and, if thought fit ratify the share awards already notified to the Company’s members, and made on
1 April 2020 and 15 June 2020 to employees, directors, consultants, advisors, non-executive officers of the Company and its subsidiaries pursuant to the VivoPower International Plc 2017 Omnibus Incentive Plan (“Share Awards”) and the satisfaction of the Share Awards through the issuance of newly issued shares at nominal value.

Resolution 4 – Allotment of share capital (ordinary resolution)

To consider and, if thought fit, pass the following as an ordinary resolution:

THAT the directors be and are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$180,000.00 provided that this authority shall, unless renewed, varied or revoked expire on 18 December 2025 save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or such rights to be granted after such expiry and the directors shall be entitled to allot shares and grant rights pursuant to any such offer or agreement as if this authority had not expired.

Resolution 5 – Disapplication of statutory pre-emption rights (special resolution)

To consider and, if thought fit, pass the following as a special resolution:

THAT if Resolution 4 above is passed, the directors be and are hereby authorised pursuant to section 570 of the Companies Act 2006 to allot equity securities (within the meaning of section 560 of the Companies Act 2006) for cash pursuant to the authority conferred by Resolution 4 above as if section 561(1) of the Companies Act 2006 did not apply to any such allotment provided that this power shall be limited to the allotment of equity securities up to an aggregate nominal amount of US$180,000.00, and shall expire on the expiry of the general authority conferred by Resolution 4 above, save that the Company shall be entitled to make offers or agreements before the expiry of such power which would or might require equity securities to be allotted after such expiry and the directors shall be entitled to allot equity securities pursuant to any such offer or agreement as if the power conferred hereby had not expired.

Notice of Extraordinary General Meeting to be held on 18 December 2020

BY ORDER OF THE BOARD

Directors:

Kevin Chin

William Langdon

Peter Jeavons

Matthew Cahir

Michael Hui

JTC (UK) Limited (Company Secretary):

London, 19 November 2020

Registered office:

The Scalpel, 18th Floor, 52 Lime Street, London, England EC3M 7AF

Registered in England and Wales No. 09978410

Notice of Extraordinary General Meeting to be held on 18 December 2020

Part 3

Explanatory Notes to Resolutions

The following pages give an explanation of the proposed resolutions. Resolutions 1 to 4 (inclusive) will be proposed as ordinary resolutions and will be passed if more than 50% of the shareholders’ votes cast are in favour. For resolution 5 to be passed, at least 75% of the shareholders’ votes cast must be in favour.

Note to Resolution 1 – Establishment of Sustainability Committee (ordinary resolution)

Resolution 1 deals with establishing and implementing a Sustainability Committee for the Company.

The Board believes that it is in the best interests of the Company to establish a Sustainability Committee. The Sustainability Committee will be responsible for the implementation and overseeing of the Company’s sustainability strategy, which the Board considers to be a priority.

Note to Resolution 2 – Adoption of board charter (including Environmental, Social, and Corporate Governance) (ordinary resolution)

Resolution 2 deals with the adoption of a new board charter which will include the Company’s renewed commitment to environmental, social and corporate governance. A copy of the board charter is set out at Appendix A.

The Board considers that the new board charter is in the best interests of the Company and the new board charter will set out the Company’s vision, mission and values and ensure that the Company continues to meet its governance, leadership, environmental, social and compliance responsibilities.

Resolution 3 – Share incentive awards ratification resolution (ordinary resolution)

The Company’s shareholders approved the adoption of the VivoPower International Plc 2017 Omnibus Incentive Plan (the "Equity Incentive Plan") at its Annual General Meeting on 5 September 2017. Awards can be made to employees pursuant to the Equity Incentive Plan and, pursuant to a sub-plan to the Equity Incentive Plan, awards can be made to directors, consultants, advisors, non-executive officers of the Company and its subsidiaries, or prospective consultants, advisors or non-executive officers, directors, consultants and contractors.

When share awards were awarded to employees and non-employees in April 2020 and June 2020 pursuant to the Equity Incentive Plan (“Share Awards”), it was not the intention of the Board to satisfy those awards using newly issued shares. The Share Awards were granted on terms that would entitle their holder to acquire shares at no cost and the Company had historically satisfied similar share awards by buying shares in the market and delivering those shares to participants. As a result, it was considered that they were not “rights to subscribe for shares”. However, it is now the Board’s intention to satisfy those awards using newly issued shares.

At the time the Share Awards were granted, the directors did not have in place the relevant shareholder authorities to allot the shares. In addition, shareholders had not disapplied pre-emption rights in respect of shares to be allotted as a result of the grant of such rights to subscribe for shares. In advance of issuing shares to satisfy the Share Awards, the directors seek ratification to apply part of the authority to allot shares that shareholders granted to the Company in September 2020 as if such authority had been in place at the time the Share Awards were made.

Currently, the Board do not believe it to be in the best interests of the Company’s members, or the best use of the Company’s capital to buy shares at market value into treasury in order to satisfy the Share Awards. Accordingly, it is the Board’s view that the Share Awards should be satisfied through the allotment of newly issued shares at nominal value.

Notice of Extraordinary General Meeting to be held on 18 December 2020

Notes to Resolution 4 – Allotment of share capital (ordinary resolution)

Resolution 4 is an ordinary resolution and pertains to the directors' authority to allot shares in accordance with section 551 of the Companies Act 2006. If passed, the resolution will authorise the directors of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of US$180,000.00. The authority granted by this resolution would, unless renewed varied or revoked, expire on 18 December 2025. Shareholders are reminded that if granted, this new authority will replace that previously granted at the Company’s Annual General Meeting.

The directors plan to exercise this authority in connection with the raising of additional funds for the Company for working capital and other purposes and with the allotment of shares and/or granting of rights to subscribe for such shares to directors, consultants, advisors and non-executive officers of the Company (as opposed to employees) under the Equity Incentive Plan, which would not fall within the exemption from the requirement to obtain prior shareholder approval for such allotment or grant for employees' share schemes under section 549(2)(a) of the Companies Act 2006.

Notes to Resolution 5 – Disapplication of statutory pre-emption rights (special resolution)

Resolution 5 is a special resolution and pertains to the disapplication of statutory pre-emption rights under the Companies Act 2006. If directors of a UK company wish to allot shares in the company for cash (other than in connection with an employees' share scheme), the Companies Act 2006 requires that these shares be offered first to shareholders in proportion to their existing holdings. This resolution will, if passed, give the directors of the Company the power to allot shares pursuant to the authority to allot granted by resolution 4 without first offering them to existing shareholders in proportion to their existing holdings. The authority contained in resolution 5 will expire upon the expiry of the authority to allot shares conferred in resolution 4, that is 18 December 2025.

This disapplication is required in connection with the allotment of shares and/or grant rights to subscribe for such shares to consultants, directors, advisors and non-executive officers of the Company (as opposed to employees) under the Equity Incentive Plan, which would not fall within the exemption from the statutory pre-emption provisions under the Companies Act 2006 for employees' share schemes under section 566 of the Companies Act 2006.

Notice of Extraordinary General Meeting to be held on 18 December 2020

Part 4

Proxy statement for the Extraordinary General Meeting of shareholders to be held on 18 December 2020

Information concerning proxy solicitation and voting

We have sent you this proxy statement ("Proxy Statement") and enclosed the proxy card ("Proxy Card") because the board of directors of VivoPower International Plc (the "Company") (the "Board") is soliciting your proxy to vote at the extraordinary general meeting of shareholders to be held at 12.00 pm (London time) on 18 December 2020, at Level 11, 110 Mary Street, Brisbane, Queensland 4000, Australia and online at www.virtualshareholdermeeting.com/VVPR2020SM (the "EGM").

•	Proxy Statement: this Proxy Statement summarises information about the proposals to be considered at the EGM and other information you may find useful in determining how to vote.

•	Proxy Card: the Proxy Card is the means by which you actually authorise another person to vote your shares in accordance with your instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews.

We are mailing the notice of the EGM, the Proxy Statement and the Proxy Card to our shareholders of record as at 13 November 2020 (the "Record Date").

Important Notice Regarding Availability of Proxy Materials for the EGM to be held on 18 December 2020.

A copy of the Company's Notice of the EGM, Proxy Statement and Proxy Card are available at vivopower.com/investors

Questions and Answers about Voting

1.	Why am I receiving these materials?

We have sent you this Proxy Statement and the Proxy Card because our Board is soliciting your proxy to vote at the EGM, including at any adjournments or postponements of the EGM. You are invited to attend the EGM in a virtual meeting format only, via live audio webcast, to vote on the proposals described in this Proxy Statement. However, you do not need to attend the EGM online to vote your shares. Instead, you may vote via the Internet, by telephone or by simply completing, signing and returning the enclosed Proxy Card.

We intend to mail this Proxy Statement and accompanying Proxy Card on or about 23 November 2020 to all shareholders of record entitled to vote at the EGM online.

2.	Who can vote at the EGM?

Only shareholders of record at the close of business on 13 November 2020, ("Vote Record Date") will be entitled to vote electronically at the EGM online.

Shareholder of Record: Shares Registered in Your Name

If, on the Vote Record Date, your shares were registered directly in your name with the transfer agent, Computershare Investors Services ("Computershare"), then you are the shareholder of record. As a shareholder of record, you may vote electronically at the EGM or vote by proxy. Whether or not you plan to attend the EGM online, we urge you to fill out and return the enclosed Proxy Card to ensure your vote is counted.

Notice of Extraordinary General Meeting to be held on 18 December 2020

Beneficial Owner: Shares Registered in the Name of a Depositary, Broker, Bank or Other Agent

If, on the Vote Record Date, your shares were held in an account at a depositary, brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the EGM. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the EGM online. However, because you are not the shareholder of record, you may not vote your shares electronically at the EGM unless you request and obtain a valid legal proxy card from your broker or agent.

3.	What constitutes a quorum?

For the purposes of the EGM, a quorum is present if at least two members are present. In practice that means that quorum will be present when any two members are in attendance at the EGM by way of www.virtualshareholdermeeting.com/VVPR2020SM.

4.	How do I vote my shares?

If you hold shares in “street name” – you should follow the directions provided by your broker, bank or other nominee. You may submit instructions by telephone or via the internet to your broker, bank or other nominee, or request and return a paper Proxy Card to your broker, bank or other nominee. If you hold shares in “street name” and wish to vote electronically at the EGM, you must obtain a legal proxy from your depositary, broker, bank or other nominee and provide it to the inspector of election of the EGM.

Please note that voting on all resolutions will be conducted by way of electronic poll. This is a more transparent method of voting as member votes are to be counted according to the number of shares held and is in accordance with the Company's articles of association.

If you are a "shareholder of record" – you may appoint a proxy to vote on your behalf using any of the following methods:

•

mail - by marking, signing and dating the Proxy Card and returning it in the prepaid envelope provided or return it to Computershare, P.O. Box 505005, Louisville, KY 40233-5005; by 5.00 pm (London time) on 16 December 2020; or

•	by physical ballot at the EGM.

If you properly give instructions as to your proxy appointment by executing and returning a paper Proxy Card, and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

5.	Who can be appointed as proxy?

A proxy does not need to be a member of the Company but must attend the EGM to represent you. Your proxy could be the Chairman, another director of the Company or another person who has agreed to attend to represent you.

A member of the Company which is a corporation may authorise a person or persons to act as its representative(s) at the EGM. In accordance with the provisions of the Companies Act 2006, each such representative may exercise (on behalf of the corporation) the same powers as the corporation could exercise if it were an individual member of the Company, provided that they do not do so in relation to the same shares.

Notice of Extraordinary General Meeting to be held on 18 December 2020

6.	How will my shares be voted if I do not specify how they should be voted?

If you sign and send your Proxy Card but do not indicate how you want your shares to be voted, your shares will be voted by the persons appointed as proxies in accordance with the recommendations of the Board.

7.	Can I change my vote or revoke a proxy?

A shareholder of record can revoke his or her proxy before the time of voting at the EGM in several ways by:

•	mailing a revised Proxy Card dated later than the prior Proxy Card;

•	voting electronically at the EGM; or

•	notifying James Tindall-Robertson, Group Finance Director, in writing that you are revoking your proxy. Your revocation must be received before the EGM to be effective.

If you hold shares in "street name" – you may change or revoke your voting instructions by contacting the depositary, broker, bank or other nominee holding the shares or by obtaining a legal proxy from such institution and voting electronically at the EGM as described above under "How do I vote my shares?" See also "What if I plan to attend the EGM?"

8.	Who counts the votes?

Computershare has been engaged as our independent agent to tabulate shareholder votes. If you are a shareholder of record, your executed Proxy Card is returned directly to Computershare for tabulation. If you hold your shares through a broker, your broker will return one Proxy Card to Computershare on behalf of all of its clients.

9.	How are votes counted?

Votes will be counted by Computershare, who will separately count "for" and "against" votes and abstentions. In addition, with respect to the election of directors, Computershare will count the number of "withheld" votes received for the nominees. If your shares are held in "street name", you will need to obtain a proxy form from the institution that holds your shares and follow the instructions included on that form regarding how to instruct your broker to vote your shares.

10.	How many votes do I have?

On each matter to be voted upon, every member who is present in person or by proxy shall have one vote for each ordinary share as of the Vote Record Date.

11.	What if I plan to attend the EGM?

Physical attendance at the EGM is not possible. The address referred to in the notice of EGM in Brisbane, Australia will be the place at which the chairman will be situated during the meeting and is necessary in order that the Company complies with its articles of association as regards the holding of the EGM.

Online attendance and participation will be limited to shareholders as of the Vote Record Date or if you hold a valid proxy for the meeting. If you are not a shareholder, you may still view the meeting online at www.virtualshareholdermeeting.com/VVPR2020SM.

If you plan to attend the EGM online, please be aware of what you will need to gain admission, as described below. If you do not comply with the procedures described here for attending the EGM online, you will not be able to participate in the EGM but may view the EGM webcast. Shareholders may participate in the EGM by visiting www.virtualshareholdermeeting.com/VVPR2020SM; interested persons who were not shareholders as of the close of business on the Vote Record Date may view, but not participate, in the extraordinary meeting via www.virtualshareholdermeeting.com/VVPR2020SM.

Notice of Extraordinary General Meeting to be held on 18 December 2020

To attend online and participate in the EGM, shareholders of record will need to use their control number on their Proxy Card to log into www.virtualshareholdermeeting.com/VVPR2020SM.

If you hold shares in "street name" you will not be allowed to vote at the EGM unless you obtain a legal proxy from your depositary, broker, bank or other nominee holding the shares.

12.	What if I return a Proxy Card but do not make specific choices?

If we receive a signed and dated Proxy Card and the Proxy Card does not specify how your shares are to be voted, your shares will be voted "for" the matters submitted for approval at the EGM.

13.	How do you solicit proxies?

The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, email, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts.

14.	What do I do if I receive more than one notice or Proxy Card?

If you hold your shares in more than one account, you will receive a notice or Proxy Card for each account. To ensure that all of your shares are voted, please vote via the Internet, by telephone or sign, date and return all Proxy Cards. Please be sure to vote all of your shares.

15.	What if I have questions during the EGM?

Kevin Chin, VivoPower’s Chairman and Chief Executive Officer, will be available to answer questions submitted by shareholders. Shareholders may submit questions for the 2020 EGM after logging in, beginning at 11.30 am (London time) on 18 December 2020. If you wish to submit a question, you may do so by logging into the virtual meeting platform at www.virtualshareholdermeeting.com/VVPR2020SM, typing your question into the “Ask a Question” field, and clicking “Submit”.

Additional information regarding the ability of shareholders to ask questions during the 2020 EGM, related rules of conduct and other materials for the 2020 EGM will be available at www.virtualshareholdermeeting.com/VVPR2020SM.

Please endeavour to keep your questions short and relevant to the resolution being discussed. In the interests of orderly conduct of the meeting, we will allocate a slot for shareholders' questions towards the end of the meeting and in light of time constraints would ask shareholders to limit questions to one question per shareholder. Of course, if shareholders have further questions then the Chairman will endeavour to accommodate these.

16.	May I bring a guest to the EGM?

The EGM is a private meeting of shareholders and their representatives. Guests are not entitled to attend the meeting as of right but may view, but not participate, in the EGM via www.virtualshareholdermeeting.com/VVPR2020SM.

17.	As a shareholder, which materials can I require the Company to publish on its website?

Shareholders satisfying the thresholds in section 527 of the Companies Act 2006 can require the Company to publish a statement on its website setting out any matter relating to (a) the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the EGM; or (b) any circumstances connected with an auditor of the Company ceasing to hold office, that the members propose to raise at the EGM. The Company cannot require the members requesting the publication to pay its expenses. Any statement placed on the website must also be sent to the Company's auditors no later than the time it makes its statement available on the website. The business which may be dealt with at the meeting includes any such statement that the Company has been required to publish on its website.

Notice of Extraordinary General Meeting to be held on 18 December 2020

18.	Who is the transfer agent?

As noted above, our transfer agent is Computershare. All communications concerning shareholder of record accounts, including address changes, name changes, share transfer requirements and similar issues can be handled by contacting our transfer agent at Computershare.

19.	How can I find out the results of the voting at the Meeting?

Voting results will be announced by the filing of a current report on Form 6-K and on our website at vivopower.com/investors

20.	How do I attend and participate in the virtual Meeting?

Our 2020 EGM will be conducted on the Internet via live audio webcast. You will be able to participate online and submit your questions in advance of the 2020 EGM by visiting www.virtualshareholdermeeting.com/VVPR2020SM, beginning at 11.30 am (London time) on 18 December 2020. Shareholders will be able to vote their shares electronically during the 2020 EGM.

To participate in the 2020 EGM, you will need the 16-digit control number included on your proxy card or your voting instruction form. The 2020 EGM will begin promptly at 12.00 pm (London time). We encourage you to access the 2020 EGM prior to the start time. Online access will begin at 11.30 am (London time). Guests may listen to a live audio webcast of the virtual 2020 EGM by visiting www.virtualshareholdermeeting.com/VVPR2020SM, beginning at 12.00 pm (London time), but are not entitled to participate.

The virtual 2020 EGM platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure they have a strong Internet connection wherever they intend to participate in the 2020 EGM. Participants should also allow plenty of time to log in and ensure that they can hear streaming audio prior to the start of the 2020 EGM.

Technical support, including related technical support phone numbers, will be available on the virtual meeting platform at www.virtualshareholdermeeting.com/VVPR2020SM beginning at 11.30 am (London time) on 18 December 2020 through the conclusion of the 2020 EGM.

21.	How do I contact the Company if I have any queries?

You may contact the Company at:

VivoPower International Plc

The Scalpel, 18th Floor

52 Lime Street

London

England,

EC3M 7AF

email: shareholders@vivopower.com

Notice of Extraordinary General Meeting to be held on 18 December 2020

You may contact the Transfer Agent at:

Computershare Trust Company, N.A.

Telephone Toll Free (In the US/Canada)

1-866 574 5493

Foreign Shareholders (Outside the US)

+1 (781) 575 2304

By Mail:

Computershare

P.O. Box 505000

Louisville, KY 40233

By Overnight Delivery:

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

Notice of Extraordinary General Meeting to be held on 18 December 2020

APPENDIX A

VIVOPOWER INTERNATIONAL PLC

Corporate Governance Guidelines and Board Charter

The Board of Directors (the “Board”) of VivoPower International Plc (the “Company”) has adopted the following Corporate Governance Guidelines and Board Charter (the “Guidelines”) to assist the Board in the exercise of its duties and responsibilities and to serve the best interests of the Company and its shareholders. The Guidelines should be applied in a manner consistent with all applicable laws and stock exchange rules and the Company’s articles of association, as amended and in effect from time to time. The Guidelines are intended to serve as a flexible framework for the conduct of the Board’s business and not as a set of legally binding obligations. The Board may modify or make exceptions to the Guidelines from time to time in its discretion and consistent with its duties and responsibilities to the Company and its shareholders.

A.	Director Responsibilities

1.

Oversee Company Strategy. The principal responsibility of the directors is to oversee the strategy of the Company and, in so doing, serve the best interests of the Company and its stakeholders. This responsibility includes:

●	Reviewing and approving fundamental operating, financial and other corporate plans, strategies and objectives.

●	Evaluating the performance of the Company and its senior executives and taking appropriate action, including removal, when warranted.

●	Evaluating the Company’s compensation programs on a regular basis and determining the compensation of its senior executive officers.

●	Reviewing and approving succession plans for senior executive officers.

●	Evaluating whether corporate resources are used only for appropriate business purposes.

●

Reviewing the Company’s B Corporation certification incorporating the B Impact Assessment and including standards of verified social and environmental performance, public transparency, and legal accountability to balance profit and purpose.

●

Establishing a corporate environment that promotes timely and effective disclosure (including robust and appropriate controls, procedures and incentives), fiscal accountability, high ethical standards and compliance with all applicable laws and regulations.

●	Reviewing the Company’s policies and practices with respect to risk assessment and risk management.

●	Reviewing and approving material transactions and commitments not entered into in the ordinary course of business.

●	Developing a corporate governance structure that allows and encourages the Board to fulfill its responsibilities.

●	Providing advice and assistance to the Company’s senior executives.

Notice of Extraordinary General Meeting to be held on 18 December 2020

●	Evaluating the overall effectiveness of the Board and its committees.

2.

Exercise Business Judgment. In discharging their fiduciary duties, directors are expected to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its shareholders.

3.	Understand the Company and its Business. Directors have an obligation to become and remain informed about the Company and its business, including the following:

●	The principal operational and financial objectives, strategies and plans of the Company.

●	The results of operations and financial condition of the Company and of any significant subsidiaries.

●	The relative standing of the business segments within the Company and as compared to competitors.

●	The factors that determine the Company’s success.

●	The risks and problems that affect the Company’s business and prospects.

4.

Further the Company’s Purpose. The purpose of the Company is to promote the success of the Company for the benefit of its shareholders as a whole and, through its business and operations, to have a material positive impact on society and the environment, taken as a whole. The Company is committed to environmental excellence by integrating sustainability principles into its operations, business planning and decision-making. The Company assures environmental stewardship by working to reduce emissions and waste and to preserve natural resources. The Company supports innovative technologies to increase the use of renewable and other forms of clean energy. Directors are responsible for:

●	Performing their work in a manner that supports sustainability and environmental stewardship, and in compliance with the Company’s legal and regulatory requirements.

●	Working to establish a corporate environment that promotes sustainability and environmental stewardship, including, but not limited to:

●	providing employees and contractors with proper training and resources to perform work in an environmental responsible and sustainable manner;

●	managing emissions by expanding renewable generation and low- or no-carbon technologies in a responsible and cost-effective manner;

●	ensuring the efficient use of natural resources by evaluating processes and implementing measures to reduce overall use and waste generation;

●	advancing clean energy solutions and continuing development and deployment of innovative technologies to reduce the Company’s environmental impacts;

●	conserving natural habitats and native species to aid in protecting biodiversity;

●	welcoming meaningful involvement from the communities the Company serves in its planning and development processes regardless of ethnicity, gender, national origin, social status or income;

●	integrating the Company’s commitment to environmental excellence through all levels of the business, including evaluating contractors and suppliers, where practical; and

Notice of Extraordinary General Meeting to be held on 18 December 2020

●	ensuring compliance with all applicable laws and regulations.

5.	Exercise of Company’s Powers. In exercising the powers of the Company, the directors will have regard (among other matters) to:

●	The likely consequences of any decision in the long term.

●	The interests of the Company’s employees.

●	The need to foster the Company’s business relationships with suppliers, customers and others.

●	The impact of the Company’s operations on the community and the environment.

●	The desirability of the Company maintaining a reputation for high standards of business conduct.

●	The need to act fairly as between shareholders of the Company.

6.

Establish Effective Systems. Directors are responsible for determining that effective systems are in place for the periodic and timely reporting to the Board on important matters concerning the Company, including the following:

●	Current business and financial performance, the degree of achievement of approved objectives and the need to address forward-planning issues.

●	Future business prospects and forecasts, including actions, facilities, personnel and financial resources required to achieve forecasted results.

●	Financial statements, with appropriate segment or divisional breakdowns.

●	Compliance programs to assure the Company’s compliance with law and corporate policies.

●	Material litigation and governmental and regulatory matters.

●	Monitoring and, where appropriate, responding to communications from shareholders.

Directors should also periodically review the integrity of the Company’s internal control and management information systems.

7.

Board, Shareholder and Committee Meetings. Directors are responsible for attending Board meetings, meetings of committees on which they serve and the annual meeting of shareholders, and devoting the time needed, and meeting as frequently as necessary, to discharge their responsibilities properly.

8.

Reliance on Management and Advisors; Indemnification. The directors are entitled to rely on the Company’s senior executives and its outside advisors, auditors and legal counsel, except to the extent that any such person’s integrity, honesty or competence is in doubt. The directors are also entitled to Company-provided indemnification, statutory exculpation and directors’ and officers’ liability insurance.

Notice of Extraordinary General Meeting to be held on 18 December 2020

B.	Director Qualification Standards

1.

Independence. It is the Board’s policy that within one year of the date the Company is not a “controlled company” as that term is defined in the listing standards of the NASDAQ, a majority of the directors will be “independent” as that term is defined in the listing standards of the NASDAQ. The Board may also examine other factors that will contribute to effective oversight and decision-making by the Board, provided, however, that so long as the Company is subject to NASDAQ rules and regulations, the Company will meet any requirements therein, including with respect to director independence. To the extent that the Chairman of the Board and Chief Executive Officer are the same person, the Board will appoint a Senior Independent Director from the ranks of the independent directors.

2.	Size of the Board. The Board will periodically consider whether the size of the Board is appropriate given the Company’s present circumstances and any changes in the Company’s business.

3.

Other Directorships. A director shall limit the number of other public company boards on which he or she serves so that he or she is able to devote adequate time to his or her duties to the Company, including preparing for and attending meetings. Directors should advise the Chairman of the Board and the Chairman of the Nominating Committee in advance of accepting an invitation to serve on another public company board. Service on boards and/or committees of other organizations shall comply with the Company’s conflict of interest policies.

4.

Tenure. The Nominating Committee shall review each director’s continuation on the Board at least once every three years. This will allow each director the opportunity to conveniently confirm his or her desire to continue as a member of the Board and allow the Company to conveniently replace directors who are no longer interested or effective.

5.

Board Leadership Structure. The Nominating Committee shall periodically assess the Board’s leadership structure, including whether the offices of Chairman of the Board and Chief Executive Officer should be separate, and why the Board’s leadership structure is appropriate given the specific characteristics or circumstances of the Company.

6.

Selection of New Director Candidates. Except where the Company is legally required by contract, by law or otherwise to provide third parties with the right to nominate directors, the Nominating Committee shall be responsible for (i) identifying individuals qualified to become Board members, consistent with criteria approved by the Board, and (ii) recommending to the Board the persons to be nominated for election as directors at any meeting of shareholders and the persons to be elected by the Board to fill any vacancies on the Board. Director nominees shall be considered for recommendation by the Nominating Committee in accordance with these Guidelines, the policies and principles in its charter and the criteria set forth in Attachment A to these Guidelines. It is expected that the Nominating Committee will have direct input from the Chairman of the Board, the Chief Executive Officer and, if one is appointed, the Senior Independent Director.

The Nominating Committee shall consider candidates proposed by shareholders.

7.

Extending the Invitation to a New Director Candidate to Join the Board. The invitation to join the Board should be extended either by the Chairman of the Board, on behalf of the Board, or the Chairman of the Nominating Committee, on behalf of such Committee. Unauthorized approaches to prospective directors can be premature, embarrassing and harmful.

8.

Former Chief Executive Officer’s Board Membership. The Board believes that the continuation of a former Chief Executive Officer of the Company on the Board is a matter to be decided in each individual instance by the Board, upon recommendation of the Nominating Committee. Accordingly, when the Chief Executive Officer ceases to serve in that position, he or she will be expected to resign from the Board if so requested by the Board, or upon recommendation of the Nominating Committee.

Notice of Extraordinary General Meeting to be held on 18 December 2020

C.	Board Meetings

1.

Selection of Agenda Items. The Chairman of the Board shall approve the agenda for each Board meeting. Each Board member is free to suggest the inclusion of agenda items and is free to raise at any Board meeting subjects that are not on the agenda for that meeting.

2.

Frequency and Length of Meetings. The Chairman of the Board, in consultation with the members of the Board, shall determine the frequency and length of the Board meetings. Special meetings may be called from time to time as determined by the needs of the business.

3.

Advance Distribution of Materials. Information and data that are important to the Board’s understanding of the business to be conducted at a Board or committee meeting should generally be distributed in writing to the directors before the meeting, and directors should review these materials in advance of the meeting. The Board acknowledges that certain items to be discussed at a Board or committee meeting may be of an extremely confidential or time-sensitive nature and that the distribution of materials on these matters prior to meetings may not be appropriate or practicable. Presentations made at Board meetings should do more than summarize previously distributed Board meeting materials.

4.

Executive Sessions. The independent directors shall meet in executive session at least twice a year to discuss, among other matters, the performance of the Chief Executive Officer. The independent directors will meet in executive session at other times at the request of any independent director. Absent unusual circumstances, these sessions shall be held in conjunction with regular Board meetings.

5.

Attendance of Non-Directors at Board Meetings. The Board encourages the senior executives of the Company to, from time to time, bring Company personnel into Board meetings who (i) can provide additional insight into the items being discussed because of personal involvement in these areas or (ii) should be given exposure to the Board.

D.	Board Committees

1.

Key Committees. The Board shall have at all times an Audit and Risk Committee, a Remuneration Committee, a Nominating Committee and a Sustainability Committee. Each such committee shall have a charter (or equivalent) that has been approved by the Board. The Board may, from time to time, establish or maintain additional committees as necessary or appropriate.

2.

Assignment and Rotation of Committee Members. The Nominating Committee shall be responsible for recommending to the Board the directors to be appointed to each committee of the Board. Except as otherwise permitted by the applicable rules of the Securities and Exchange Commission and NASDAQ each member of the Audit and Risk Committee, the Remuneration Committee and the Nominating Committee shall be an “independent director” as defined by such rules.

3.

Committee Charters. In accordance with applicable NASDAQ rules, the charters of the Audit and Risk Committee, the Remuneration Committee and the Nominating Committee shall set forth the purposes, goals and responsibilities of the committees as well as qualifications for committee membership, procedures for committee member appointment and removal, committee structure and operations and committee reporting to the Board. The Board shall, from time to time as it deems appropriate, review and reassess the adequacy of each charter and make appropriate changes.

4.	Selection of Agenda Items. The chairman of each committee, in consultation with the committee members, shall develop the committee’s agenda for each meeting.

Notice of Extraordinary General Meeting to be held on 18 December 2020

5.

Frequency and Length of Committee Meetings. The chairman of each committee, in consultation with the committee members, shall determine the frequency and length of the committee meetings consistent with any requirements set forth in the committee’s charter. Special meetings may be called from time to time as determined by the needs of the business and the responsibilities of the committees.

E.	Director Access to Management and Independent Advisors

1.

Access to Officers and Employees. Directors have full and free access to officers and employees of the Company. Any meetings or contacts that a director wishes to initiate may be arranged through the Chief Executive Officer or directly by the director. The directors shall use their judgment to ensure that any such contact is not disruptive to the business operations of the Company and shall, to the extent appropriate, copy the Chief Executive Officer on any written communications between a director and an officer or employee of the Company.

2.

Access to Independent Advisors. The Board and each committee have the power to hire and consult with independent legal, financial or other advisors for the benefit of the Board or such committee, as they may deem necessary, without consulting or obtaining the approval of any officer of the Company in advance. In the discretion of the Board or applicable committee, such independent advisors may (but need not) be the regular advisors to the Company. The Board or any such committee is empowered, without further action by the Company, to cause the Company to pay the compensation of such advisors as established by the Board or any such committee.

F.	Director Compensation

1.

Role of Board and Remuneration Committee. The form and amount of director compensation shall be determined by the Board in accordance with the policies and principles set forth below. The Remuneration Committee shall periodically review and make recommendations to the Board with respect to the compensation of the Company's directors. The Remuneration Committee shall consider that questions as to directors’ independence may be raised if director compensation and perquisites exceed customary levels, if the Company makes substantial charitable contributions to organizations with which a director is affiliated or if the Company enters into consulting contracts or business arrangements with (or provides other indirect forms of compensation to) a director or an organization with which the director is affiliated.

2.

Form of Compensation. The Board believes that directors should be incentivized to focus on long-term shareholder value. Including equity as part of director compensation helps align the interests of directors with those of the Company’s shareholders.

3.

Amount of Consideration. The Company seeks to attract exceptional talent to its Board. Therefore, the Company’s policy is to compensate directors competitively relative to comparable companies. The Company’s management shall, from time to time, present a comparison report to the Board, comparing the Company’s director compensation with that of comparable companies. The Board believes that it is appropriate for the Chairman of the Board and the chairmen and members of the committees to receive additional compensation for their services in those positions.

4.	Employee Directors. Directors who are also employees of the Company shall receive no additional compensation for Board or committee service.

G.	Director Orientation and Continuing Education

1.

Director Orientation. The Board and the Company’s management shall conduct an orientation program for new directors. The orientation program shall include presentations by management to familiarize new directors with the Company’s business and strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its auditors and its legal advisors. In addition, the orientation program shall include a review of the Company’s expectations of its directors in terms of time and effort, a review of the directors’ fiduciary duties and visits to Company headquarters and, to the extent practical, certain of the Company’s significant facilities. All other directors are also invited to attend the orientation program.

Notice of Extraordinary General Meeting to be held on 18 December 2020

2.

Continuing Education. Each director is expected to be involved in continuing director education on an ongoing basis to enable him or her to better perform his or her duties and to recognize and deal appropriately with issues that arise. The Company shall pay all reasonable expenses related to continuing director education.

H.	Management Evaluation and Succession

1.	Selection of Chief Executive Officer. The Board selects the Company’s Chief Executive Officer in the manner that it determines to be in the best interests of the Company’s shareholders.

2.

Evaluation of Senior Executives. The Remuneration Committee shall be responsible for overseeing the evaluation of the Company’s senior executives. In conjunction with the Audit and Risk Committee, in the case of the evaluation of the senior financial executives, the Remuneration Committee shall determine the nature and frequency of the evaluation and the persons subject to the evaluation, supervise the conduct of the evaluation and prepare assessments of the performance of the Company’s senior executives, to be discussed with the Board periodically.

3.	Succession of Senior Executives. The Nominating Committee shall be responsible for overseeing an annual evaluation of succession planning for senior executives.

I.	Annual Performance Evaluation of the Board

The Nominating Committee shall oversee an annual self-evaluation of the Board to determine whether it and its committees are functioning effectively. The Nominating Committee shall determine the nature of the evaluation, supervise the conduct of the evaluation and prepare an assessment of the Board’s performance, to be discussed with the Board. The purpose of this process is to improve the effectiveness of the Board and its committees and not to target individual Board members.

J.	Board Interaction with Shareholders, Institutional Investors, the Press, Customers, Etc.

The Board believes that the Chief Executive Officer and his or her designees speak for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies that are involved with the Company. It is, however, expected that Board members would do so with the knowledge of and, absent unusual circumstances or as contemplated by the committee charters, only at the request of the Company’s senior executives.

The Board will give appropriate attention to written communications that are submitted by shareholders and other interested parties, and will respond if and as appropriate.

Absent unusual circumstances or as contemplated by the committee charters, the Chairman of the Board (if an independent director), or otherwise the Chairman of the Nominating Committee shall, subject to advice and assistance from the Company’s legal advisors, (1) be primarily responsible for monitoring communications from shareholders and other interested parties, and (2) provide copies or summaries of such communications to the other directors as he or she considers appropriate.

Notice of Extraordinary General Meeting to be held on 18 December 2020

K.	Periodic Review of the Corporate Governance Guidelines

The Nominating Committee shall, from time to time as it deems appropriate, review and reassess the adequacy of these Guidelines and recommend any proposed changes to the Board for approval.

Notice of Extraordinary General Meeting to be held on 18 December 2020

VIVOPOWER INTERNATIONAL PLC

Attachment A to Corporate Governance Guidelines

CRITERIA FOR NOMINATION AS A DIRECTOR

General Criteria

1.	Nominees should have a reputation for integrity, honesty and adherence to high ethical standards, including related to sustainability and environmental stewardship.

2.

Nominees should have demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company.

3.	Nominees should have a commitment to understand the Company and its industry and to regularly attend and participate in meetings of the Board and its committees.

4.

Nominees should have the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include shareholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all shareholders.

5.

Nominees should not have, nor appear to have, a conflict of interest that would impair the nominee’s ability to represent the interests of all the Company’s shareholders and to fulfill the responsibilities of a director.

6.

Nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law. The value of diversity on the Board should be considered.

Application of Criteria to Existing Directors

The renomination of existing directors should not be viewed as automatic but should be based on continuing qualification under the criteria set forth above. In addition, the Nominating Committee shall consider the existing directors’ performance on the Board and any committee, which shall include consideration of the extent to which the directors undertook continuing director education.

Criteria for Composition of the Board

The backgrounds and qualifications of the directors considered as a group should provide a significant breadth of experience, knowledge and abilities that shall assist the Board in fulfilling its responsibilities.